Filed by NetIQ Corporation

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215


                      Merger Creates a Powerhouse and the
                        Unquestioned Leader in eBusiness
                   Infrastructure Management and Intelligence
                                   Solutions

Exciting News! NetIQ Corporation and WebTrends have agreed to a strategic merger. The combination of NetIQ, the market leader in Windows NT/2000 management, and WebTrends, the market leader in Web and eBusiness reporting and analytics, will create a company that is uniquely positioned to provide the most comprehensive set of management solutions for all the components of your eBusiness infrastructure--from back-end servers, networks and directories to front-line web servers and eBusiness applications.

The resulting product portfolio will provide you with an end-to-end solution for your eBusiness management and intelligence needs and will include solutions for systems administration, network performance management, operations management, security management, and web and eBusiness reporting and analytics.

The following pages provide additional details about the transaction and the new company that emerges from it:

Press Release

Fact Sheet

Frequently Asked Questions

Benefits of the Merger to our Customers


                        How Does the Merger Benefit Me?

For you, our customers, some specific benefits of the new company include:

     o Greater Product Portfolio for Your eBusiness Infrastructure Management Needs. The merger of NetIQ and WebTrends will deliver to you the broadest set of leading-edge solutions for managing your Windows and non-Windows-based systems, directories and applications and Internet-based systems--all from a single vendor. Web traffic analysis, firewall management, and security analysis and assessment are just a few of the examples of award-winning products and solutions that you will soon be able to get from NetIQ as a result of this merger with WebTrends.

     o Greater Support and Resources. The combined company will be able to improve upon its already stellar support for your eBusiness infrastructure management needs with a staff of over 1,000 employees, a market capitalization of over $3.5 billion, an install base of over 52,000 customers, and a global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific.

     o Introduction of New Products. We're genuinely excited about the enhancements to existing products and the new solutions that we will be able to provide as these talented teams of savvy developers work together.


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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts

For NetIQ

Jim Barth
Chief Financial Officer
Phone: 408-856-3069


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


Email: jim.barth@netiq.com

Copyright(C)1995-2001 NetIQ Corporation. All rights reserved. | Privacy policy. | This site monitored by AppManager.


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To Learn More about WebTrends' powerful eBusiness Intelligence products, visit their web site at www.webtrends.com.


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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts

For NetIQ

Jim Barth
Chief Financial Officer
Phone: 408-856-3069
Email: jim.barth@netiq.com


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Copyright(C)1995-2001 NetIQ Corporation. All rights reserved.  | Privacy policy.
| This site monitored by AppManager

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